                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

          [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934
                   For the fiscal year ended December 31, 2003
                                       OR
               [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                 For the transition period from ______ to ______

                         Commission file number 1-10458

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

                        NORTH FORK BANCORPORATION, INC.
                         401(K) RETIREMENT SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                            NORTH FORK BANCORPORATION
                              275 Broadhollow Road
                            Melville, New York 11747

                         NORTH FORK BANCORPORATION, INC.
                         401(K) RETIREMENT SAVINGS PLAN

                        Financial Statements and Schedule

                           December 31, 2003 and 2002

     (With Report of Independent Registered Public Accounting Firm Thereon)

                         NORTH FORK BANCORPORATION, INC.
                         401(K) RETIREMENT SAVINGS PLAN

                                TABLE OF CONTENTS

                                                                                                               PAGE
Report of Independent Registered Public Accounting Firm                                                         1

Financial Statements:
     Statements of Assets Available for Benefits as of December 31, 2003 and 2002                               2
     Statements of Changes in Assets Available for Benefits for the Years ended December 31, 2003 and 2002      3

Notes to the Financial Statements                                                                               4

SUPPLEMENTAL SCHEDULE

Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2003                         12

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
North Fork Bancorporation, Inc.:

We have audited the accompanying statements of assets available for benefits of North Fork Bancorporation, Inc. 401(k) Retirement Savings Plan (the Plan) as of December 31, 2003 and 2002, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in the assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4i - schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ KPMG LLP
New York, New York


June 24, 2004

                         NORTH FORK BANCORPORATION, INC.

                         401(K) RETIREMENT SAVINGS PLAN

                   STATEMENTS OF ASSETS AVAILABLE FOR BENEFITS

                           DECEMBER 31, 2003 AND 2003

                                                         2003            2002
                                                     -----------     -----------
INVESTMENTS, AT FAIR VALUE:

North Fork Bancorporation, Inc. common stock         $48,947,935     $40,214,244

Shares of registered investment companies             28,508,631      18,473,445

Collective investment trust:

Guaranteed Income Fund                                13,713,637      10,453,464

Retirement System Group, Inc. common stock                   266             400

Cash Transaction Account                                      --           3,231

Loans to participants                                  2,242,918       1,947,507
                                                     -----------     -----------

Total investments                                     93,413,387      71,092,291
                                                     -----------     -----------

RECEIVABLES:

Employer contribution receivable                         752,790         727,165
                                                     -----------     -----------

Total receivables                                        752,790         727,165
                                                     -----------     -----------

Assets available for benefits                        $94,166,177     $71,819,456
                                                     ===========     ===========


See accompanying notes to financial statements.

                                                                     (Continued)

                         NORTH FORK BANCORPORATION, INC.

                         401(K) RETIREMENT SAVINGS PLAN

             STATEMENTS OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS

                     YEARS ENDED DECEMBER 31, 2003 AND 2002

                                                                              2003              2002
                                                                          ------------      ------------
Additions:

    Investment activities:

         Net appreciation (depreciation) in fair value of investments     $ 12,744,340      $ (2,753,569)

         Dividends                                                           1,287,272         1,523,770

         Interest                                                              654,550           253,603
                                                                          ------------      ------------
                                                                            14,686,162          (976,196)
                                                                          ------------      ------------
    Contributions:

         Participants                                                        7,164,986         7,077,181

        Employer                                                             3,403,452         3,195,055

        Assets transferred from merging plans                                1,965,755                --
                                                                          ------------      ------------
                     Total contributions                                    12,534,193        10,272,236
                                                                          ------------      ------------
Other income                                                                     2,439            10,589
                                                                          ------------      ------------
                     Total additions                                        27,222,794         9,306,629
                                                                          ------------      ------------

Deductions:

        Benefits paid to participants                                       (4,845,724)       (5,407,698)

        Administrative expenses                                                (30,349)           (4,057)
                                                                          ------------      ------------
                     Total deductions                                       (4,876,073)       (5,411,755)
                                                                          ------------      ------------

                     Net increase                                           22,346,721         3,894,874

Assets available for benefits:

       Beginning of year                                                    71,819,456        67,924,582
                                                                          ------------      ------------
       End of year                                                        $ 94,166,177      $ 71,819,456
                                                                          ============      ============


See accompanying notes to financial statements.

                                                                     (Continued)

                         NORTH FORK BANCORPORATION, INC.
                         401(K) RETIREMENT SAVINGS PLAN
                          Notes to Financial Statements
                           December 31, 2003 and 2002


(1)   DESCRIPTION OF THE PLAN

      The following is a brief description of the North Fork Bancorporation, Inc. 401(k) Retirement Savings Plan (the Plan) provided for general information purposes only. Participants should refer to the Plan document for more complete information.

      (a)   GENERAL

            The Plan is a defined contribution plan covering substantially all employees of North Fork Bancorporation, Inc. and its subsidiaries (the Company). The Plan was established effective October 1, 1992 and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. The Plan is administered by the Company's wholly owned subsidiary, North Fork Bank (the
            Bank).

            Scudder Trust Company (Scudder) acted as the trustee for the Plan, through September 30, 2002. Effective October 1, 2002, the Company appointed CIGNA Bank & Trust Company (CIGNA) to be trustee of the Plan. In accordance with the terms of the trust agreement between the Company and CIGNA, Plan assets can only be invested in selected funds and trusts managed by CIGNA and/or its related entities and any other investment company as directed by the Company, as well as the Company's stock.

            Effective June 1, 2003, the 401(k) Profit-Sharing Plan of Commercial Bank of New York (CBNY) was merged into the Plan. Assets aggregating $1,699,622 were transferred to Plan. Effective October 1, 2003, the 401(k) Profit-Sharing Plan of Omni Commercial, LLC (a majority owned subsidiary which was acquired in connection with the CBNY acquisition) was merged into the Plan. Assets aggregating $266,133 from this plan were transferred to the Plan.

      (b)   ELIGIBILITY AND PARTICIPATION

            All employees classified by the employer as salaried employees are eligible to participate in the Plan on the first day of the month coincident with or next following the day they complete three months of service and attain age 21.

            All employees classified by the employer as hourly employees are eligible to participate in the Plan on the first day of the month coincident with or next following their completion of one year of service and attain age 21.

            In connection with the Company's recent acquisitions, the Plan was amended, effective March 16, 2001, to provide service credit for eligibility and vesting purposes, as defined, to individuals previously employed by such acquired institutions.

      (c)   CONTRIBUTIONS

            A participant in the Plan may elect to contribute to the Plan an amount from 1% to 20% of his/her compensation (before tax contribution), as defined, subjects to certain limitations. The Company's matching contributions will be equal to 100% of the employee's before tax contribution, as defined,


                                                                     (Continued)

                         NORTH FORK BANCORPORATION, INC.
                         401(K) RETIREMENT SAVINGS PLAN
                          Notes to Financial Statements
                           December 31, 2003 and 2002

            on amounts up to 3% of the employee's compensation, and 50% of the employee's before tax contribution on amounts between 4% and 6% of compensation. A participant may elect to change his/her savings rate on the first pay period of each month, as defined in the Plan.

      (d)   VESTING AND FORFEITURE

            Each participant is always fully vested in his/her contributions and earnings thereon. Each participant in the Plan on October 1, 1992 was fully vested in his/her Company contribution account. Effective January 1, 2002, employees with an hour of service on or after such date became 100% vested in the Company's matching contribution account. For participants not active as of January 1, 2002, the vested interest in the Company's matching contribution account is determined as follows:

                                                             VESTED
                  YEARS OF VESTING SERVICE                 PERCENTAGE
                  ------------------------                 ----------
                           2                                   25%
                           3                                   50%
                           4                                   75%
                           5 or more                          100%

            Any amounts forfeited by reason of failure to vest shall be used by the Company to reduce its contributions. Forfeitures amounted to $9,019 and $33,130 for the years ended December 31, 2003 and 2002, respectively.

      (e)   INVESTMENT ELECTIONS

            A participant may direct his/her contributions in 5% increments in any of the investment options currently offered by the Plan. Participants may change their investment elections daily.

      (f)   INVESTMENT OPTIONS

            The Plan allows participant-directed investments in the North Fork Bancorporation, Inc. Common Stock and funds, including a collective investment trust managed by CIGNA, as follows:

            (1)   GUARANTEED INCOME FUND

                  This fixed income fund offers safety of principal and an attractive rate of return. The fund's objective is to provide competitive yields relative to comparable guaranteed fixed income investment funds.

            (2)   STATE STREET GLOBAL ADVISORS INTERMEDIATE BOND ACCOUNT

                  The fund's objective is to achieve stable, predictable returns above those of the Lehman Brothers Intermediate U.S. Government/Credit Index.

            (3)   TIMESQUARE SHORT TERM BOND FUND

                  The assets in this fund are invested with an emphasis on safety and liquidity, through a portfolio of high quality money market instruments. The fund's objective is to consistently outperform comparable funds in the money market universe.


                                                                     (Continued)

                         NORTH FORK BANCORPORATION, INC.
                         401(K) RETIREMENT SAVINGS PLAN
                          Notes to Financial Statements
                           December 31, 2003 and 2002


            (4)   CIGNA LIFETIME FUND

                  The CIGNA Lifetime Funds are a family of funds comprised of five distinct, multi-asset class, multi-manager investment portfolios, which offers a range of risk/return characteristics. The investment objective for each of the five funds varies, in keeping with the investment time horizon (using the participant's age as the indicator of time remaining to retirement) and associated asset allocation of the underlying portfolios. The performance goal for each is to consistently outperform its custom benchmark over full market cycles.

            (5)   FIDELITY ADVISOR EQUITY GROWTH ACCOUNT

                  The fund invests in the stock of companies that it believes have above average growth potential. The fund's objective is to achieve capital appreciation.

            (6)   T. ROWE PRICE EQUITY INCOME FUND

                  This account invests wholly in Advisors shares of the T. Rowe Price Equity Income Fund. The fund's objective is to provide substantial dividend income and long-term growth of capital through investments in the common stocks of established companies.

            (7)   WADDELL & REED ADVISORS ACCUMULATIVE FUND

                  This fund invests in stocks with large market capitalizations, which offer higher growth rate potential. The fund's objective is to provide capital growth, with a secondary objective of current income.

            (8)   MID CAP GROWTH/ARTISAN PARTNERS

                  The fund focuses on medium-sized companies, which can offer attractive investment characteristics. The fund's objective is to achieve maximum long-term capital growth in excess of the Russell Mid Cap Growth and Russell Mid Cap indexes, while managing portfolio risk.

            (9)   OAKMARK SELECT FUND

                  This fund holds a high concentration of assets in a relatively small number of securities, offering risk-tolerant investors unique portfolio diversification opportunities within the equity asset class. The fund's objective is to provide capital appreciation by investing primarily in a nondiversified portfolio of equity securities.

            (10)  AIM SMALL CAP GROWTH FUND

                  The fund is a diversified style, pure small cap fund which employs AIM's earnings-momentum investment discipline. The fund's objective is to provide long-term capital growth.


                                                                     (Continued)

                         NORTH FORK BANCORPORATION, INC.
                         401(K) RETIREMENT SAVINGS PLAN
                          Notes to Financial Statements
                           December 31, 2003 and 2002


            (11)  SMALL CAP VALUE / PERKINS, WOLF, MCDONNELL FUND

                  The fund's objective is to provide capital appreciation by investing primarily in the common stock of small companies with market capitalizations of less than $1.5 billion.

            (12)  INTERNATIONAL GROWTH / ARTISAN PARTNERS FUND

                  The fund's objective is to achieve the highest possible long-term total rate of return while controlling portfolio risk by investing in a diversified portfolio of international growth oriented companies.

            (13)  NORTH FORK BANCORPORATION, INC. COMMON STOCK FUND

                  The fund is an equity fund invested in shares of the Company's common stock.

      (g)   PAYMENT OF BENEFITS

            When a participant terminates his/her participation in the Plan for reasons other than death, he/she is given the right to elect to receive a distribution of the vested value of the Participant's Accounts or to keeping it in the Plan or to rollover to another qualified Plan. The portion of such lump sum attributable to the Company's common stock will be paid in the Company's stock, unless the participant elects otherwise. When a participant's participation in the Plan terminates because of death, his/her beneficiary will receive the vested value of his/her account in a lump sum as soon as administratively practicable after the receipt of the request for distribution.

            During employment, a participant may withdraw his/her contributions and the corresponding Company matching contribution, as defined, in the event of a "financial hardship". Such withdrawals are payable in cash and the participant's contributions will be suspended for at least twelve months after the hardship withdrawal is paid. A participant can resume his/her contribution on any quarterly entry date, as defined, following the suspension period; the Company matching contribution will resume on a concurrent basis.

            Effective October 1, 2002, a participant is entitled to withdraw all or any portion of his account while in service at any time on or after attaining age 59-1/2. The number of in service withdrawals is limited to two per calendar year.

      (h)   LOANS TO PARTICIPANTS

            A participant may request a loan from the Plan up to one half of the vested portion of his/her account, as defined. The minimum loan amount is $1,000 and the maximum loan amount is $50,000. Loan terms range from one to five years. Loans for the purchase of a primary residence may be extended to up to 25 years. The loan is secured by 50% of the balance in the participant's account and bear interest at the prime rate plus an additional 1% as determined in accordance with the terms of the Plan. Principal and interest are paid ratably through regular payroll deductions.

            Effective May 1, 2002 in addition to one general-purpose loan, a participant may have one additional loan if it is for the purchase of a primary residence. Refinancing of loans is not permitted.


                                                                     (Continued)

                         NORTH FORK BANCORPORATION, INC.
                         401(K) RETIREMENT SAVINGS PLAN
                          Notes to Financial Statements
                           December 31, 2003 and 2002


(2)   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      (a)   BASIS OF PRESENTATION

            The accompanying financial statements have been prepared on the accrual basis. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions by the Plan administrator that affect the reported amounts of assets and liabilities and changes therein, and disclosures of contingent assets and liabilities. Actual results could vary from those estimates.

      (b)   INVESTMENT VALUATION AND INCOME RECOGNITION

            The Plan's investments are stated at fair value. Shares of registered investment companies and the collective investment trust are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The Company stock is valued at its quoted market price. Participant loans receivable are valued at cost, which approximates fair value.

            Interest income is recorded on an accrual basis and dividend income is recorded on the ex dividend date. Securities transactions are recorded on a trade-date basis.

            Retirement System Group Inc. stock is carried at fair value as determined based upon an independent valuation.

      (c)   PAYMENT OF BENEFITS

            Benefits are recorded when paid.

      (d)   RISKS AND UNCERTAINTIES

            The Plan offers a number of investment options, which include Company common stock and a variety of investment funds, some of which are mutual funds. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonable to expect that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of assets available for Plan Benefits and participant account balances.

            The Plan's exposure to a concentration of credit risk is limited by the diversification of investments across all participant directed fund elections. Additionally, the investments within each participant directed fund election are further diversified into varied financial instruments, with the exception of the Company Common Stock Fund, which invests in a single security.

(3)   RELATED PARTY TRANSACTIONS

      Certain Plan investments are shares of funds managed by CIGNA. CIGNA is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. No fees were paid by the Plan for investment management services for the years ended December 31, 2003 and 2002.

(4)   FEDERAL INCOME TAX

      The Plan has received a determination letter from the Internal Revenue Service as of March 14, 2002 indicating that the Plan meets the requirements of the Internal Revenue Code of 1986 (IRC) Section 401(a) and the related trust is exempt from tax under IRC Section 501(a). The Plan has been amended since receiving the determination letter. However, in the opinion of the Plan administrator and the Plan's


                                                                     (Continued)

                         NORTH FORK BANCORPORATION, INC.
                         401(K) RETIREMENT SAVINGS PLAN
                          Notes to Financial Statements
                           December 31, 2003 and 2002


      qualified tax advisor, the Plan and its underlying trust are currently designed and are being operated in compliance with the applicable provisions of the IRC.

(5)   ADMINISTRATIVE EXPENSES

      Certain administrative expenses are paid by the Company. Transaction charges and fees/commissions are paid by Plan participants.

(6)   INVESTMENT IN FUNDS AND COLLECTIVE INVESTMENT TRUSTS

      The following investments exceeded 5% of the Plan's assets at December 31, 2003 and 2002.

                                                                     2003            2002
                                                                  ----------      ----------
      Fidelity Advisor Equity Growth                               8,427,684       5,446,610
      Waddell & Reed Advisors Accumulative Fund                    4,898,080       3,731,897
      CIGNA Guaranteed Income Fund                                13,713,637      10,453,464
      North Fork Bancorporation, Inc. Common Stock Fund           48,947,935      40,214,244


                                                                     (Continued)

                         NORTH FORK BANCORPORATION, INC.
                         401(K) RETIREMENT SAVINGS PLAN
                          Notes to Financial Statements
                           December 31, 2003 and 2002


      The Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value by $12,744,340 and $(2,753,569), during 2003 and 2002, respectively, as follows:

                                                             2003              2002
                                                        ------------      ------------
      Shares of registered investment companies         $  4,760,773        (4,934,227)
      North Fork Bancorporation, Inc., common stock        7,983,653         2,180,701
      Retirement System Group, Inc., common stock                (86)              (43)
                                                        ------------      ------------
                       Total                            $ 12,744,340        (2,753,569)
                                                        ============      ============

(7)   PLAN TERMINATION

      Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

(8)   RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

      The following is a reconciliation of assets available for benefits per the financial statements to the Form 5500 as of December 31, 2003 and 2002:

                                                                         2003              2002
                                                                     ------------      ------------
      Assets available for benefits per the financial statements     $ 94,166,177        71,819,456
           Amounts allocated to withdrawing participants               (1,188,190)       (1,312,912)
                                                                     ------------      ------------
      Assets available for benefits per the Form 5500                $ 92,977,987        70,506,544
                                                                     ============      ============

      The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                                                                      2003
                                                                                  -----------
      Benefits paid to participants per the financial statements                  $ 4,845,724
           Add:
              Amounts allocated to withdrawing participants (current accrual)       1,188,190
              Amounts allocated to withdrawing participants (prior accrual)        (1,312,912)
                                                                                  -----------
      Benefits paid to participants per the Form 5500                             $ 4,721,002
                                                                                  ===========

      Amounts allocated to withdrawing participants are recorded on the Form 5500 as liabilities for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.


                                                                     (Continued)

                         NORTH FORK BANCORPORATION, INC.
                         401(K) RETIREMENT SAVINGS PLAN
                          Notes to Financial Statements
                           December 31, 2003 and 2002


(9)   SUBSEQUENT EVENT

      On December 16, 2003, the Company entered into a definitive agreement to acquire The Trust Company of New Jersey (TCNJ) in an all-stock transaction. The Company completed the merger on May 17, 2004. Effective May 17, 2004, former non-union employees of TCNJ who became employees of the Company, will be eligible to participate in the Plan at the beginning of the next payroll period following the date they become employees of the Company, or as soon as administratively practicable following their employment. Former union employees of TCNJ who become employees of the Company, will be eligible to participate in the Plan pursuant to the Plan's eligibility requirements, as stated above in Footnote 1. Effective February 15, 2004, the Company entered into a definitive agreement to acquire GreenPoint Financial Corp. ("GreenPoint") in an all-stock transaction. GreenPoint maintains a 401(K) Plan.


                                                                     (Continued)

                         NORTH FORK BANCORPORATION, INC.

                          401(k) RETIRMENT SAVINGS PLAN

         Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

                                December 31, 2003


                                                                     (Continued)

      IDENTITY OF ISSUE, BORROWER,             DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE,             CURRENT
        LESSOR, OR SIMILAR PARTY              RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE             VALUE
        ------------------------              ----------------------------------------------------             -----
Registered investment companies:

      State Street Global Advisors         Global Bond (24,953.15 units at $117.79)                          $2,939,206

      Time Square                          Short-Term Bond Fund (106,714.36 units at $12.39)                  1,322,642

*     CIGNA Lifetime 20                    Balanced Fund (5,827.77 units at $12.8)                               74,570

*     CIGNA Lifetime 30                    Balanced Fund (4,116.28 units at $13)                                 53,523

*     CIGNA Lifetime 40                    Balanced Fund (265,874.8 units at $12.87)                          3,422,257

*     CIGNA Lifetime 50                    Balanced Fund (30,766.58 units at $13.10)                            403,164

*     CIGNA Lifetime 60                    Balanced Fund (1,055.44 units at $13.52)                              14,273

      Fidelity Advisor                     Equity Growth Fund (111,568.63 units at $75.54)                    8,427,684

      T. Rowe Price                        Equity Income Fund (14,320.23 units at $26.63)                       381,364

      Waddell & Reed                       Advisors Accumulative Fund (741,668.71 units at $6.60)             4,898,080

      Artisan Partners                     Mid Cap Growth (29,716.78 units at $8.95)                            265,858

      Oakmark                              Oakmark Select Fund (61,297.5 units at $30.81)                     1,888,817

      AIM Small Cap                        Small Cap Growth Fund (46,994.72 units at $25.71)                  1,208,234

      Perkins, Wolf, McDonnell             Small Cap Value (21,455.26 units at $20.34)                          436,496

      Artisan Partners                     International Growth Fund (307,775.48 units at $9.01)              2,772,463
                                                                                                            -----------
                                                                    Total investment in                      28,508,631
                                                                      registered investment companies       -----------
Collective investment trust:

*     CIGNA                                Guaranteed Income Fund (501,676.32 units at $27.34)               13,713,637

Common stock:

*     North Fork Bancorporation, Inc.      North Fork Bancorporation, Inc. Common Stock Fund

                                                    (1,209,486.91 units at $40.47)                           48,947,935

      Retirement System Group Inc.         Retirement System Group, Inc. Common Stock Fund

                                                    (76.53 units at $3.48)                                          266
                                                                                                            -----------
                                                                    Total common stock                       48,948,201
                                                                                                            -----------
*     Plan participants                    319 participant loans (interest rates ranging from 5% to

                                                     10.50% and maturities ranging 12 months to 20 years)     2,242,918
                                                                                                            -----------
                                                                    Total investments                       $93,413,387
                                                                                                            ===========

* Identifies persons known to be a party-in-interest to the Plan.

See accompanying report of independent registered public accounting firm.

                                                                     (Continued)

                                    SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934,the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

NORTH FORK BANCORPORATION, INC. 401(K) RETIREMENT SAVINGS PLAN

Date: June 28, 2004

By:   /s/ Daniel M. Healy
--------------------------------------
Daniel M. Healy
Executive Vice President/CFO

                                  EXHIBIT INDEX

Exhibit No.              Description
-----------              -----------

23.1 Consent of Independent Registered Public Accounting firm.